EXHIBIT 99.1

Foremost Lithium to Present at the 2024 Planet MicroCap Showcase in Las Vegas, Nevada

VANCOUVER, British Columbia, April 18, 2024 (GLOBE NEWSWIRE) -- Foremost Lithium Resource & Technology Ltd. (NASDAQ: FMST) (CSE: FAT) (“Foremost Lithium”, “Foremost” or the “Company”), a North American hard-rock lithium exploration company, today announced that management will present at the 2024 Planet MicroCap Showcase taking place May 1-2, 2024 at the Paris Hotel & Casino in Las Vegas, Nevada.

Jason Barnard, President & CEO of Foremost Lithium, is scheduled to host a formal presentation on Wednesday, May 1st and will participate in one-on-one investor meetings throughout the day on Thursday, May 2nd.

2024 Planet MicroCap Showcase
Presentation Date: Wednesday, May 1, 2024
Time: 5:00 p.m. Pacific Time
Location: Paris Hotel & Casino | Las Vegas, NV

A live webcast and archive of the event presentation will be available on the Planet MicroCap Showcase website. Registration is required for conference participation. For more information, to schedule a 1-on-1 meeting, or attend the conference, please visit the Planet MicroCap Showcase website.

Foremost would also like to announce that it has entered into a marketing and consulting agreement (the “Agreement”) with Spark Newswire (“Spark”) commencing in May 2024. Under the agreement Spark will be offering marketing, consulting & investor relation services consisting of targeted email marketing through a large email distribution network, including social media including discord, YouTube, Instagram and TikTok. Spark will also create investment thesis videos for distribution via YouTube and create relevant industry partnerships to promote the Company through large online publications (paid and organic). Spark, located in Burnaby, BC, will be paid a total of $810,000 over a 12-month period. After the initial period, the agreement will automatically be renewed in one-month increments and continue for consecutive one-month terms unless terminated by either party upon providing the other party with 15 days’ notice. Spark is not a related party, is arm’s length to the Company and does not currently own any shares of Foremost.

About Foremost Lithium

Foremost Lithium (NASDAQ: FMST) (CSE: FAT) (FSE: F0R) (WKN: A3DCC8) is a hard-rock lithium exploration company focused on empowering the North American clean energy economy. Foremost’s strategically located lithium properties extend over 43,000 acres in Snow Lake, Manitoba, and hosts a property in a known active lithium camp situated on over 11,400 acres in Quebec called Lac Simard South.

Foremost’s four flagship Lithium Lane Projects as well as its Lac Simard South project are located at the tip of the NAFTA superhighway to capitalize on the world's growing EV appetite, strongly positioning the Company to become a premier supplier of North America's lithium feedstock. As the world transitions towards decarbonization, the Company's objective is the extraction of lithium oxide (Li₂O), and to subsequently play a role in the production of high-quality lithium hydroxide (LiOH), to help power lithium-based batteries, critical in developing a clean-energy economy. Foremost Lithium also has the Winston Gold/Silver Property in New Mexico USA. Learn More at www.foremostlithium.com.

Contact and Information

Company
Jason Barnard, President and CEO
+1 (604) 330-8067
info@foremostlithium.com

Investor Relations
Lucas A. Zimmerman
Managing Director
MZ Group - MZ North America
(949) 259-4987
FMST@mzgroup.us
www.mzgroup.us

Follow us or contact us on social media:
Twitter: @foremostlithium
Linkedin: https://www.linkedin.com/company/foremost-lithium-resource-technology
Facebook: https://www.facebook.com/ForemostLithium

The Canadian Securities Exchange has neither approved nor disapproved the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.

Forward-Looking Statements

This news release contains "forward-looking statements" and "forward-looking information" (as defined under applicable securities laws), based on management's best estimates, assumptions, and current expectations. Such statements include but are not limited to, statements with respect to the use of proceeds of the Flow-Through Private Placement and Private Placement, plans for future exploration and development of the Company's properties and the acquisition of additional exploration projects. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "expects", "expected", "budgeted", "forecasts", "anticipates" "plans", "anticipates", "believes", "intends", "estimates", "projects", "aims", "potential", "goal", "objective", "prospective", and similar expressions, or that events or conditions "will", "would", "may", "can", "could" or "should" occur. These statements should not be read as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those expressed or implied by such statements, including but not limited to: risks related to the receipt of all necessary regulatory and third party approvals for the proposed operations of the Company's business and exploration activities, risks related to the Company's exploration properties; risks related to international operations; risks related to general economic conditions, actual results of current exploration activities, unanticipated reclamation expenses; changes in project parameters as plans continue to be refined; fluctuations in prices of commodities including lithium and gold; fluctuations in foreign currency exchange rates, increases in market prices of mining consumables, possible variations in reserves; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes, title disputes, claims and limitations on insurance coverage and other risks of the mining industry; delays in the completion of exploration, development or construction activities, changes in national and local government regulation of mining operations, tax rules and regulations, and political and economic developments in jurisdictions in which the Company operates. . Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The forward-looking statements and forward-looking information are made as of the date hereof and are qualified in their entirety by this cautionary statement. The Company disclaims any obligation to revise or update any such factors or to publicly announce the result of any revisions to any forward-looking statements or forward-looking information contained herein to reflect future results, events, or developments, except as require by law. Accordingly, readers should not place undue reliance on forward-looking statements and information. Please refer to the Company's most recent filings under its profile at www.sedar.com for further information respecting the risks affecting the Company and its business.